July 30, 2008 VIA EDGAR AND FACSIMILE - (202) 772-9368 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549 Attn: Kristopher Natoli, Esq.	dbabiarz@duffordbrown.com

RE:	US Gold Corporation/Post-Effective Amendment on Form S-3, File No. 333-136587

Dear Kristopher:

On behalf of our client, US Gold Corporation (“Company”) we are writing in response to the Post-Effective Amendment on Form S-3 (“Amendment”) filed by the Company with the Commission on July 23, 2008 and the Staff’s letter of comment dated July 11, 2008.  The Amendment contains changes from the Post-Effective Amendment filed on June 27, 2008.

Set forth below is the comment contained in the Staff’s letter of July 11, 2008 and the Company’s response:

Exhibit Index, II-8

1.  Please revise to incorporate by reference the opinion of counsel as to the legality of the securities being registered.  See in this regard Item 601(b)(5) of Regulation S-K and the accompanying instructions to the Exhibit Table.

Response:             Comment complied with.  Item 16. Exhibits on page II-2 and the Exhibit Index on page II-7 of the Amendment have been revised to incorporate by reference our opinion as counsel to the Company as to the legality of the securities being registered.

Based on the foregoing response to the Staff’s comments, the Company believes that the Registration Statement, as amended, is complete and accurate in all material respects.  Accordingly, the Company respectfully requests that the Commission consent to the filing of this Amendment.

In the event you have any additional questions or comments, please feel free to contact the undersigned at the address or telephone number set forth below.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz
David J. Babiarz

DJB/nmq

cc:  US Gold Corporation

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